Exhibit 99.1

Market Announcement August 24, 2023

Advanced Health Intelligence Ltd

Company Presentation -

Smartphone Biometric Health Assessment

South Perth, Australia August 24, 2023 - Advanced Health Intelligence Ltd (ASX/NASDAQ: AHI) (“AHI” or the “Company”) is pleased to release its latest Company Presentation.

This presentation highlights the advancements made in AHI’s Smartphone Biometric Health Assessment capabilities. Designed specifically for deployment from a smartphone device, this innovative application leverages AHI’s proprietary process of capturing biometric data, providing users with comprehensive health insights.

AHI has tailored this presentation for its shareholders to assist in understanding the company’s technology, business case and targeted market segments. AHI wishes to ensure our shareholders remain informed about the Company’s pioneering developments and future prospects.

The Chairman and CEO of Advanced Health Intelligence Ltd have approved this announcement.

For more information, contact:

Scott Montgomery Chief Executive Officer Advanced Health Intelligence Ltd E: admin@ahi.tech	Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Ltd E: admin@ahi.tech

About Advanced Health Intelligence Ltd

Advanced Health Intelligence Ltd (AHI) is committed to becoming a global leader in digital health, harnessing its proprietary technology and innovative processes to redefine health screening. Leveraging the ubiquity and convenience of smartphones, AHI aims to deliver a comprehensive suite of assessment tools to healthcare providers, caregivers, insurers, and governments around the world.

Our mission is to improve healthcare outcomes, enhance health literacy, and support the early detection and management of various health conditions.

Since our inception in 2014, AHI has been at the forefront of Health-tech innovation, starting with the world’s first on-device body dimensioning capability. Our patented technology has evolved into a robust suite of solutions symbolising digitised healthcare’s future.

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech

Market Announcement August 24, 2023

Our key offerings include:

●	Body dimension and composition assessments enable the identification of obesity-related comorbidities such as diabetes.

●	Blood biomarker prediction includes HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging, providing vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification recognises 588 skin conditions across 133 categories, including Melanoma.

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

At the heart of AHI is our world-class team comprising machine learning and AI experts, computer vision specialists, and medically trained data scientists. Their collective expertise ensures AHI remains at the cutting edge of health-tech innovation, tailoring our technology to meet the evolving needs of our consumers.

AHI’s vision extends beyond individual health assessments. We aspire to create a transformative impact at scale, driving forward a new era in digital healthcare. Our biometrically derived triage solution, accessible via a smartphone, enables our partners to identify and manage health risks at a population scale.

In the pursuit of proactive health management, AHI stands ready to guide healthcare providers, caregivers, insurers, and governments in triaging individuals into the most suitable care pathways. Through technology, AHI is contributing to a more efficient, effective, and inclusive global healthcare system.

For more information about AHI and its research initiatives, please visit: www.ahi.tech

Advanced Health Intelligence Ltd

ACN 602 111 115

Postal Address: PO Box 190, South Perth WA 6951

Email: investors@ahi.tech